UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE WENDY’S COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)
950587105
 (CUSIP Number of Class of Securities)
R. Scott Toop, Senior Vice President, General Counsel and Secretary
The Wendy’s Company
One Dave Thomas Blvd.
Dublin, OH 43017
(614) 764-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE
Transaction valuation(1)	Amount of filing fee(2)
$639,000,000	$74,251.80

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $639,000,000 in aggregate of up to 57,828,054 shares of common stock, par value $0.10 per share, at the minimum tender offer price of $11.05 per share.

(2)
Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $74,251.80	Filing Party: The Wendy’s Company
	Form or Registration No.: Schedule TO-I	Date Filed: June 3, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by The Wendy’s Company, a Delaware corporation (the “Company”), on June 3, 2015, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on June 22, 2015 and Amendment No. 2 to the Schedule TO filed with the SEC on June 26, 2015 (collectively, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $639.0 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), at a price of not less than $11.05 nor greater than $12.25 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated June 3, 2015 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.
The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 4.	Terms of the Transaction
Item 4(b) of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:
“As described in the Offer to Purchase, based on the approximate number of Shares the Company expects to purchase in the Tender Offer, the Company expects to purchase approximately 18.4 million Shares from the Trian Group (as defined in the Offer to Purchase), which includes Nelson Peltz, Peter W. May and Edward P. Garden (who are members of the Company’s Board of Directors), at the same price per share as the Company expects to pay in the Tender Offer, following the completion of the Tender Offer pursuant to a purchase agreement, dated June 2, 2015, among the Trian Group and the Company for an aggregate purchase price of approximately $210.9 million.”
Item 5.	Past Contracts, Transactions, Negotiations and Agreements
Item 5(e) of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:
“As described in the Offer to Purchase and Item 4 of this Amendment, the Company expects to purchase approximately 18.4 million Shares from the Trian Group, at the same price per share as the Company expects to pay in the Tender Offer, following the completion of the Tender Offer pursuant to a purchase agreement, dated June 2, 2015, among the Trian Group and the Company for an aggregate purchase price of approximately $210.9 million.”
Item 11.	Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“On July 1, 2015, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at the end of the day, 12:00 midnight, New York City time, on June 30, 2015. The press release also announced the number of Shares the Company expects to purchase from the Trian Group following the completion of the Tender Offer pursuant to a purchase agreement, dated June 2, 2015, among the Trian Group and the Company. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”
Item 12.	Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit Number	Description
(a)(5)(C)	Press release issued by The Wendy’s Company on July 1, 2015

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WENDY’S COMPANY

Date: July 1, 2015	By:	/s/ Dana Klein
		Name:	Dana Klein
		Title:	Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary